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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 4)*

Trex Company, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89531P 105

(CUSIP Number)

Roger A. Wittenberg

P.O. Box 6622, Incline Village, Nevada 89459

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89531P 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roger A. Wittenberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,366,086 8. Shared Voting Power 3,000 9. Sole Dispositive Power 1,366,086 10. Shared Dispositive Power 3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,086

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A	☐

13.	Percent of Class Represented by Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 further amends the Schedule 13D filed on April 12, 1999 by Roger A. Wittenberg relating to the common stock, par value $.01 per share (the “Common Stock”), of Trex Company, Inc. (the “Company”), which was amended by that certain Amendment No. 1 filed on June 1, 2001 and that certain Amendment No. 2 filed on January 21, 2003 and that certain Amendment No. 3 filed on August 25, 2003. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the initial Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by Roger A. Wittenberg (the “Reporting Person”). The Reporting Person retired from his occupation as Executive Vice President of Recycling of the Company on October 3, 2003 and he is no longer affiliated with the Company. The Reporting Person’s address is P.O. Box 6622, Incline Village, Nevada 89459.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

As previously disclosed, the Reporting Person acquires and holds Common Stock, as described in Item 4 of the initial Schedule 13D, for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock or sell shares of Common Stock currently owned or hereafter acquired. In that regard, on August 2, 2002, the Reporting Person entered into a sales plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which the Reporting Person sold 484,350 shares of Common Stock through August 21, 2003. The Reporting Person entered into a subsequent sales plan on July 30, 2003, pursuant to which the Reporting Person may sell up to 520,000 shares of Common Stock through August 19, 2004. Since August 27, 2003, the Reporting Person has sold 173,200 shares of Common Stock pursuant to the sales plan dated July 30, 2003. Information with respect to transactions in the Common Stock during the past 60 days is set forth in Item 5.

Except as described in this Amendment No. 4 to the initial Schedule 13D, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,369,086 shares of Common Stock of the Company, which represents approximately 9.3% of the shares of Common Stock outstanding on April 1, 2004. The 1,369,086 shares of Common Stock beneficially owned by the Reporting Person include 3,000 shares of Common Stock owned of record by the Reporting Person’s spouse and options exercisable within 60 days of April 1, 2004 to purchase 33,736 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares owned of record by his spouse.

(b) The number of shares of Common Stock as to which the Reporting Person has

(i)	sole power to vote or direct the vote is	1,366,086[1]

(ii)	shared power to vote or direct the vote is	3,000[2]

(iii)	sole power to dispose or direct the disposition is	1,366,086[3]

(iv)	shared power to dispose or direct the disposition is	3,000[4]

(c) In the last 60 days, the Reporting Person has sold on the New York Stock Exchange an aggregate of 46,850 shares of Common Stock for an aggregate sales price of $1,672,474 in the transactions described on Exhibit A to this Amendment No. 4.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2004

/s/ Lynn E. MacDonald,

by Power of Attorney for Roger A. Wittenberg

[1]	Includes options exercisable within 60 days of April 1, 2004 to purchase 33,736 shares of Common Stock.
[2]	Reflects shares owned of record by the Reporting Person’s spouse, for which the Reporting Person disclaims beneficial ownership.
[3]	Includes options exercisable within 60 days of April 1, 2004 to purchase 33,736 shares of Common Stock.
[4]	Includes 3,000 shares owned of record by the reporting person’s spouse, for which the Reporting Person disclaims beneficial ownership.

Exhibit A

Trade Date	Number of Shares	Price	Sales Proceeds
03/30/04	2500	$33.13	$82,501.27
03/29/04	1250	$32.49	$40,451.66
03/26/04	100	$32.41	$3,228.37
03/26/04	100	$32.47	$3,234.37
03/26/04	200	$32.50	$6,474.74
03/26/04	100	$32.28	$3,215.37
03/26/04	350	$32.31	$11,264.30
03/26/04	100	$32.30	$3,217.37
03/26/04	100	$32.24	$3,211.37
03/26/04	100	$32.38	$3,225.37
03/26/04	100	$32.43	$3,230.37
03/24/04	1250	$32.06	$39,921.18
03/17/04	100	$33.16	$3,303.37
03/17/04	100	$33.10	$3,297.37
03/17/04	100	$33.13	$3,300.37
03/17/04	100	$33.70	$3,357.36
03/17/04	100	$33.59	$3,346.36
03/17/04	100	$33.12	$3,299.37
03/17/04	100	$33.56	$3,343.36
03/17/04	100	$33.52	$3,339.36
03/17/04	150	$33.27	$4,971.55
03/17/04	200	$33.14	$6,602.74
03/17/04	1350	$33.51	$45,067.98
03/15/04	1000	$33.75	$33,623.68
03/15/04	300	$33.76	$10,090.10
03/15/04	200	$33.77	$6,728.73
03/15/04	100	$33.72	$3,359.36
03/15/04	200	$33.45	$6,664.73
03/15/04	200	$33.55	$6,684.73
03/15/04	200	$33.65	$6,704.73
03/15/04	300	$33.70	$10,072.10
03/11/04	200	$33.45	$6,664.73
03/11/04	200	$33.46	$6,666.73
03/11/04	200	$33.49	$6,672.73
03/11/04	500	$33.50	$16,686.84
03/11/04	200	$33.52	$6,678.73
03/11/04	200	$33.55	$6,684.73
03/11/04	200	$33.53	$6,680.73

Trade Date	Number of Shares	Price	Sales Proceeds
03/11/04	200	$33.54	$6,682.73
03/11/04	100	$33.51	$3,338.36
03/11/04	200	$33.60	$6,694.73
03/11/04	300	$33.68	$10,066.10
03/10/04	100	$33.75	$3,362.36
03/10/04	100	$33.92	$3,379.36
03/10/04	150	$33.77	$5,046.55
03/10/04	100	$33.76	$3,363.36
03/10/04	200	$33.81	$6,736.73
03/10/04	100	$34.05	$3,392.36
03/10/04	100	$33.95	$3,382.36
03/10/04	100	$33.96	$3,383.36
03/10/04	100	$33.99	$3,386.36
03/10/04	100	$33.91	$3,378.36
03/10/04	1350	$33.80	$45,459.47
03/05/04	100	$34.53	$3,440.36
03/05/04	150	$34.75	$5,193.54
03/05/04	100	$34.55	$3,442.36
03/05/04	100	$34.40	$3,427.36
03/05/04	100	$34.28	$3,415.36
03/05/04	200	$34.25	$6,824.73
03/05/04	100	$34.38	$3,425.36
03/05/04	100	$34.36	$3,423.36
03/05/04	200	$34.29	$6,832.73
03/05/04	300	$34.35	$10,267.09
03/05/04	200	$34.65	$6,904.72
03/05/04	400	$34.70	$13,829.45
03/05/04	200	$34.77	$6,928.72
03/05/04	100	$34.41	$3,428.36
03/05/04	150	$34.73	$5,190.54
03/01/04	100	$35.19	$3,506.36
03/01/04	100	$35.17	$3,504.36
03/01/04	100	$35.13	$3,500.36
03/01/04	300	$35.20	$10,522.08
03/01/04	100	$35.12	$3,499.36
03/01/04	400	$35.16	$14,013.45
03/01/04	200	$35.24	$7,022.72

Trade Date	Number of Shares	Price	Sales Proceeds
03/01/04	200	$35.31	$7,036.72
03/01/04	200	$35.32	$7,038.72
03/01/04	200	$35.34	$7,042.72
03/01/04	200	$35.36	$7,046.72
03/01/04	200	$35.40	$7,054.72
03/01/04	200	$35.38	$7,050.72
02/26/04	200	$35.03	$6,980.72
02/26/04	100	$34.98	$3,485.36
02/26/04	100	$35.35	$3,522.36
02/26/04	300	$35.49	$10,609.08
02/26/04	300	$35.05	$10,477.08
02/26/04	200	$35.39	$7,052.72
02/26/04	200	$35.11	$6,996.72
02/26/04	300	$35.02	$10,468.09
02/26/04	400	$35.01	$13,953.45
02/26/04	100	$34.99	$3,486.36
02/26/04	200	$35.00	$6,974.72
02/26/04	100	$35.36	$3,523.36
02/25/04	150	$35.40	$5,291.04
02/25/04	100	$34.80	$3,467.36
02/25/04	100	$34.86	$3,473.36
02/25/04	100	$34.95	$3,482.36
02/25/04	100	$34.94	$3,481.36
02/25/04	100	$34.97	$3,484.36
02/25/04	150	$35.28	$5,273.04
02/25/04	200	$34.81	$6,936.72
02/25/04	100	$34.93	$3,480.36
02/25/04	200	$34.83	$6,940.72
02/25/04	200	$34.89	$6,952.72
02/25/04	200	$35.02	$6,978.72
02/25/04	200	$34.98	$6,970.72
02/25/04	200	$35.09	$6,992.72
02/25/04	200	$35.13	$7,000.72
02/25/04	200	$35.17	$7,008.72
02/19/04	100	$38.31	$3,818.32
02/19/04	200	$38.35	$7,644.64
02/19/04	100	$38.37	$3,824.32
02/19/04	1250	$38.40	$47,841.50

Trade Date	Number of Shares	Price	Sales Proceeds
02/19/04	200	$38.29	$7,632.64
02/19/04	200	$38.32	$7,638.64
02/19/04	200	$38.36	$7,646.64
02/19/04	300	$38.34	$11,463.96
02/19/04	300	$38.42	$11,487.96
02/19/04	200	$38.46	$7,666.64
02/19/04	400	$38.50	$15,349.27
02/19/04	300	$38.49	$11,508.95
02/17/04	100	$37.32	$3,719.32
02/17/04	100	$37.15	$3,702.32
02/17/04	100	$37.16	$3,703.32
02/17/04	100	$37.11	$3,698.32
02/17/04	100	$37.99	$3,786.32
02/17/04	150	$37.97	$5,676.48
02/17/04	100	$37.59	$3,746.32
02/17/04	100	$37.39	$3,726.32
02/17/04	100	$37.29	$3,716.32
02/17/04	100	$37.95	$3,782.32
02/17/04	150	$37.98	$5,677.98
02/17/04	100	$37.51	$3,738.32
02/17/04	1250	$38.00	$47,341.52
02/17/04	100	$37.57	$3,744.32
02/17/04	100	$37.18	$3,705.32
02/17/04	100	$37.23	$3,710.32
02/17/04	200	$37.63	$7,500.64
02/17/04	200	$37.44	$7,462.64
02/17/04	200	$37.75	$7,524.64
02/17/04	300	$37.12	$11,097.97
02/10/04	200	$39.18	$7,810.63
02/10/04	200	$39.01	$7,776.63
02/10/04	200	$39.06	$7,786.63
02/10/04	300	$39.00	$11,661.95
02/10/04	200	$38.99	$7,772.63
02/10/04	1250	$38.91	$48,478.97
02/10/04	100	$39.08	$3,895.31
02/10/04	200	$39.20	$7,814.63
02/10/04	200	$39.14	$7,802.63
02/10/04	300	$39.09	$11,688.95

Trade Date	Number of Shares	Price	Sales Proceeds
02/10/04	400	$38.92	$15,517.27
02/10/04	200	$38.96	$7,766.63
02/09/04	100	$39.01	$3,888.31
02/09/04	100	$38.81	$3,868.31
02/09/04	100	$38.98	$3,885.31
02/09/04	150	$38.91	$5,817.47
02/09/04	200	$38.97	$7,768.63
02/09/04	100	$38.95	$3,882.31
02/09/04	100	$38.99	$3,886.31
02/09/04	100	$39.02	$3,889.31
02/09/04	100	$39.04	$3,891.31
02/09/04	100	$39.00	$3,887.31
02/09/04	100	$38.81	$3,868.31
02/09/04	300	$38.98	$11,655.95
02/09/04	150	$38.92	$5,818.97
02/09/04	200	$38.96	$7,766.63
02/09/04	200	$38.97	$7,768.63
02/09/04	200	$39.04	$7,782.63
02/09/04	200	$39.05	$7,784.63
02/09/04	1250	$38.75	$48,278.98
02/05/04	200	$37.00	$7,374.65
02/05/04	150	$37.50	$5,605.98
02/05/04	200	$37.25	$7,424.65
02/05/04	200	$37.55	$7,484.64
02/05/04	200	$37.45	$7,464.64
02/05/04	200	$37.41	$7,456.64
02/05/04	300	$37.27	$11,142.97
02/05/04	100	$37.05	$3,692.32
02/05/04	100	$37.54	$3,741.32
02/05/04	100	$37.09	$3,696.32
02/05/04	150	$37.52	$5,608.98
02/05/04	100	$37.01	$3,688.32
02/05/04	100	$37.56	$3,743.32
02/05/04	100	$37.30	$3,717.32
02/05/04	100	$37.17	$3,704.32
02/05/04	100	$37.19	$3,706.32
02/05/04	100	$37.15	$3,702.32
02/04/04	150	$37.85	$5,658.48

Trade Date	Number of Shares	Price	Sales Proceeds
02/04/04	100	$37.89	$3,776.32
02/04/04	100	$38.04	$3,791.32
02/04/04	100	$38.00	$3,787.32
02/04/04	100	$37.88	$3,775.32
02/04/04	100	$38.03	$3,790.32
02/04/04	100	$38.05	$3,792.32
02/04/04	100	$37.94	$3,781.32
02/04/04	100	$37.91	$3,778.32
02/04/04	100	$37.95	$3,782.32
02/04/04	100	$38.45	$3,832.32
02/04/04	100	$38.06	$3,793.32
02/04/04	150	$37.70	$5,635.98
02/04/04	100	$38.41	$3,828.32
02/04/04	100	$37.83	$3,770.32
02/04/04	100	$37.89	$3,776.32
02/04/04	200	$38.05	$7,584.64
02/04/04	100	$38.03	$3,790.32
02/04/04	100	$37.94	$3,781.32
02/04/04	100	$37.99	$3,786.32
02/04/04	100	$37.96	$3,783.32
02/04/04	100	$37.95	$3,782.32
02/04/04	100	$37.97	$3,784.32
02/04/04	100	$37.71	$3,758.32
02/04/04	100	$38.41	$3,828.32
02/04/04	100	$38.03	$3,790.32
02/04/04	100	$38.02	$3,789.32
02/04/04	200	$38.05	$7,584.64